UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) February 26, 2021

WORTHY COMMUNITY BONDS, INC.

(Exact name of issuer as specified in its charter)

Florida	85-1714241
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, Florida 33487

(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Worthy Community Bonds

Item 9. Other Events

Completion of our Public Offering

On September 29, 2020, Worthy Community Bonds, Inc., a Florida corporation (the “Company”), commenced a public offering pursuant to Regulation A (the “Offering”) of $50 million aggregate principal amount of Worthy Community Bonds (the “Worthy Community Bonds”) under the Company’s qualified Offering Statement (File No. 024-11279). On February 26, 2021, the Company completed the Offering. From September 29, 2020 through February 26, 2021, the Company sold approximately $50 million aggregate principal amount of Worthy Community Bonds to 18,914  investors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2021	Worthy Community Bonds, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer